nucor corporation
         2100 Rexford Road  Charlotte, North Carolina 28211  Telephone
                      704/366-7000  Facsimile 704/362-4208
       NOTICE OF 1995 ANNUAL MEETING OF STOCKHOLDERS AND PROXY STATEMENT
                                 ANNUAL MEETING
  The 1995 annual meeting of stockholders of Nucor Corporation will be held in the 13th Floor Auditorium of Chemical Banking Corporation, 55 Water Street (between Old Slip and Coenties Slip Streets), New York City, at 2:00 p.m. on Thursday, May 11, 1995, for the following purposes (and to conduct such other business as may properly come before the meeting).
    1. Elect one director for three years (Nucor's Board of Directors recommends a vote FOR).
    2. Consider a stockholder proposal (Nucor's Board of Directors recommends a vote AGAINST).
  Stockholders of record at the close of business on March 13, 1995, are entitled to notice of and to vote at the meeting.
  IT IS IMPORTANT THAT YOU VOTE. PLEASE SIGN AND PROMPTLY RETURN THE ENCLOSED PROXY CARD, WHICH REQUIRES NO POSTAGE, TO INSURE THAT YOU WILL BE REPRESENTED AT THE MEETING. YOUR PROMPT ATTENTION IS REQUESTED.
                    By order of Nucor's Board of Directors,
                                              SAMUEL SIEGEL
                 Vice Chairman and Chief Financial Officer,
March 24, 1995                      Treasurer and Secretary
         PLEASE SIGN, DATE AND PROMPTLY RETURN THE ENCLOSED PROXY CARD
                 IN THE ENCLOSED ENVELOPE. NO POSTAGE REQUIRED.
                              GENERAL INFORMATION
  The enclosed proxy is being solicited by the Board of Directors of Nucor Corporation for use at the 1995 annual meeting of stockholders to be held on Thursday, May 11, 1995, and any adjournment. The proxy may be revoked by the stockholder by letter to the Secretary of Nucor received before the meeting, or by utilizing a ballot at the meeting. In addition to solicitation by mail, arrangements may be made with third parties, including brokerage firms and other custodians, nominees, and fiduciaries, the cost of which will by paid by Nucor.
  The total number of outstanding shares of common stock as of February 28, 1995, was 87,355,904. Only stockholders of record at the close of business on March 13, 1995 are entitled to notice of, and to vote at, the meeting. A majority of the outstanding shares constitutes a quorum. In voting on matters other than the election of directors, each stockholder has one vote for each share of stock held. With respect to the election of directors, stockholders have cumulative voting rights, which means that each stockholder has the number of votes equal to the number of shares held times the number of directors to be elected. Abstentions and broker non-votes are counted for purposes of determining the presence or absence of a quorum. For matters other than the election of directors, abstentions are counted in tabulations of votes cast on proposals presented to stockholders, and have the effect of voting against such proposals; broker non-votes are not counted for purposes of determining whether a proposal has been approved. Directors are elected by plurality vote; thus, any shares not voted (abstention, broker non-vote or otherwise) have no effect. Unless otherwise specified, other matters require the vote of a majority of the shares represented at the meeting. The shares represented by the enclosed proxy will be voted if the proxy is properly signed and received prior to the meeting, and is not revoked by the stockholder, and will give to the persons appointed as proxies the discretionary authority to cumulate votes.
  At February 28, 1995, State Farm Mutual Automobile Insurance Company and related entities beneficially owned, with voting and investment power, 6,909,200 shares (7.91%); and FMR Corporation (Fidelity Funds) beneficially owned, with voting and investment power, 5,274,243 shares (6.04%); of the outstanding common stock of Nucor.
  The 1994 annual report of Nucor, including financial statements, is being mailed to all stockholders of record together with this proxy statement. Any stockholder proposal intended to be included in Nucor's proxy statement for its 1996 annual meeting of stockholders must be received by Nucor not later than November 24, 1995.
  Nucor's financial statements are audited by Coopers & Lybrand L.L.P. A representative of that firm will be present at the meeting with an opportunity to make a statement and answer appropriate questions.
                                       1

                       PROPOSAL 1 -- ELECTION OF DIRECTOR
  Nucor's Board of Directors recommends that Nucor's stockholders vote FOR the election of director.
  Nucor's Board of Directors is divided into three classes. The term of one director, John D. Correnti, expires in 1995, and therefore one place on Nucor's Board is to be filled at the 1995 annual meeting of stockholders. It is intended that votes will be cast pursuant to the enclosed proxy (unless authority is specifically withheld) for re-election of Mr. Correnti as director for a term expiring in 1998 and until a successor is elected and qualified. Mr. Correnti has agreed to continue to serve as a director. If Mr. Correnti should become unable to serve, the enclosed proxy will be voted for the election of such other person, if any, as Nucor's Board of Directors may designate.
  NUCOR'S BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ELECTION OF DIRECTOR. Unless otherwise specified, proxies will be voted FOR the election of director.
  The following table sets forth certain information about all of the directors, as of February 28, 1995:

                                                                                           COMMON STOCK
                                                                                          "BENEFICIALLY
                              PRINCIPAL OCCUPATION                                         OWNED" (AND
                             AND DIRECTORSHIPS IN OTHER            DIRECTOR    TERM        PERCENT OF
NAME (AND AGE)                 PUBLIC COMPANIES                      SINCE    EXPIRES     CLASS) (NOTE)
H. David Aycock (64)       Former President and Chief
                           Operating Officer of Nucor;                1971     1997       673,002 (0.77%)
                           Director, Bowater Incorporated
John D. Correnti (47)      President and Chief Operating Officer of   1992     1995       48,724 (0.06%)
                           Nucor; Director, Harnischfeger
                           Industries, Inc. and
                           Navistar International Corporation
James W. Cunningham (74)   Former Vice President of Nucor             1991     1996       457,464 (0.52%)
F. Kenneth Iverson (69)    Chairman and Chief Executive Officer
                           of Nucor;                                  1965     1996       749,783 (0.86%)
                           Director, Wal-Mart Stores, Inc., and
                           The Wachovia Corporation
Samuel Siegel (64)         Vice Chairman, Chief Financial Officer,    1968     1997       529,957 (0.61%)
                           Treasurer and Secretary of Nucor
All 23 directors and senior officers as a group (including those
named above)                                                                             3,436,309 (3.93%)

NOTE
Common stock "beneficially owned" includes (as defined by the rules of the Securities and Exchange Commission), the following shares not owned by the above-named persons, but which they have the right to acquire pursuant to the exercise of stock options: Mr. Correnti, 15,536; Mr. Iverson, 20,483; Mr. Siegel, 14,727; all directors and senior officers as a group (including those named above), 209,887. The above-named persons had sole voting and investment power (and shared voting and investment power) over shares "beneficially owned", as follows: Mr. Aycock, 540,702 (132,300); Mr. Correnti, 48,724 (none); Mr. Cunningham, none (457,464); Mr. Iverson, 502,270 (247,513); Mr. Siegel, 454,987
(74,970); all directors and senior officers as a group (including those named above), 2,441,837 (994,472).

  The Board of Directors of Nucor had six meetings during 1994. The Board has a standing Audit Committee with the following functions: ratify the selection of the independent auditor; review the overall plan and scope of the annual audit; review annual financial statements; review the results of the annual audit; inquire into important accounting, reporting, control and audit matters; and report and make recommendations to the full Board. The members of the Audit Committee are Mr. Aycock and Mr. Cunningham. The Audit Committee held two meetings during 1994. The Board of Directors does not have a nominating or compensation committee; the Board itself performs these functions. Directors who are not senior officers are paid standard directors' fees of $3,100 quarterly. Audit Committee members are not paid additional fees.
                                       2

  The following table sets forth compensation information for the chief executive officer and for the other four highest-compensated senior officers whose cash compensation exceeded $100,000 for 1994:

                                                                               SUMMARY COMPENSATION TABLE
                                                                      ANNUAL COMPENSATION       LONG-TERM COMPENSATION
                                                                                 CASH            STOCK          STOCK
                                                                              INCENTIVE        INCENTIVE       OPTIONS
                                                                     BASE    COMPENSATION     COMPENSATION     GRANTED
NAME (AND AGE)              PRINCIPAL POSITION(S)         YEAR      SALARY      (NOTE)           (NOTE)        (SHARES)
F. Kenneth Iverson (69)     Chairman,                     1994     $312,225     $843,007         $624,431        2,717
                            Chief                         1993      275,000        372,865          276,183        3,856
                            Executive                     1992      266,200        147,280          109,020        6,394
                            Officer                       1991      256,000         64,491           47,726        7,516
                                                          1990      236,795        165,519          122,574       10,148
Samuel Siegel (64)          Vice Chairman,                1994      234,600        633,420          469,197        2,039
                            Chief Financial               1993      207,000        280,666          207,866        2,894
                            Officer (since 1991),         1992      200,000        110,654           81,902        4,798
                            previously                    1991      192,400         48,469           35,839        4,996
                            Executive Vice President,     1990      175,553        122,712           90,892        5,888
                            Chief Financial Officer
John D. Correnti (47)       President,                    1994      234,600        633,420          469,197        1,812
                            Chief Operating               1993      204,000        276,598          204,845        2,572
                            Officer (since 1991),         1992      195,000        107,887           79,864        4,264
                            previously                    1991      159,682         40,227           29,762        4,384
                            Vice President                1990      121,726         85,087           62,992        5,076
Larry A. Roos (53)          Vice President                1994      164,570        444,339          329,115        1,359
                                                          1993      146,012        197,974          146,598        1,929
                                                          1992      136,600         75,576           55,960        3,198
                                                          1991      131,400         33,102           24,489        3,760
                                                          1990      118,381         82,748           61,256        5,076
Daniel R. DiMicco (44)      Vice President                1994      157,500        425,250          314,962        1,359
                            (since 1992)                  1993      124,500        168,806          125,027        1,929
                                                          1992      100,000         55,327           40,912        3,198

NOTE
All of Nucor's employees, except senior officers, participate in various incentive compensation plans which are based on Nucor's profitability and productivity. In addition, all of Nucor's employees, except senior officers, participate in Nucor's Profit Sharing Plans, pursuant to which Nucor contributes at least 10% of each year's pre-tax earnings. Nucor's senior officers participate only in Nucor's Senior Officers Cash and Stock Incentive Compensation Plans, which are based on Nucor's profitability. Pursuant to the Senior Officers Incentive Plans, a portion (approximately 4.2% for 1995 and 5% for 1994) of each year's pre-tax earnings (as defined) in excess of an earnings base ($126,500,000 for 1995 and $92,000,000 for 1994) is payable to senior officers, partly in cash and partly in stock, as incentive compensation. The cash and stock are allocated for each year to senior officers according to base salary. Since the inception of the Senior Officers Incentive Plans in 1966, the earnings base (below which nothing is payable) has been increased fifteen times, from $500,000 to the present $126,500,000. Pursuant to the Senior Officers Incentive Stock Plan, the above-named persons held shares of stock, which have been issued during the 29 years since the 1966 effective inception of the Stock Plan, and which were restricted as to transfer at December 31, 1994 (with "value" as defined by the rules of the Securities and Exchange Commission) as follows: Mr. Iverson, 187,881 ($10,427,396); Mr. Siegel, 100,392 ($5,571,756);
Mr. Correnti, 32,237 ($1,789,154); Mr. Roos, 30,125 ($1,671,938); Mr. DiMicco,
2,959 ($164,225).
                                       3

  The following tables set forth stock option information for the chief executive officer and for the four other highest-compensated senior officers whose cash compensation exceeded $100,000 for 1994:

                       STOCK OPTION GRANTS IN 1994 (NOTE)

                                                                                             POTENTIAL REALIZABLE VALUE
                                       STOCK OPTIONS GRANTED IN 1994                      OF STOCK OPTIONS GRANTED IN 1994
                       NUMBER     PERCENT OF TOTAL                                                   5% ANNUAL
                         OF          GRANTED TO        EXERCISE        EXPIRATION                   STOCK PRICE
NAME                   SHARES      ALL EMPLOYEES        PRICE             DATE                      APPRECIATION
F. Kenneth Iverson     1,471             1.5%           $57.88      February 28, 1999                 $ 23,523
                       1,246             1.3%            68.35        August 31, 1999                   23,529
Samuel Siegel          1,104             1.1%            57.88      February 28, 1999                   17,654
                         935             0.9%            68.35        August 31, 1999                   17,656
John D. Correnti         981             1.0%            57.88      February 28, 1999                   15,687
                         831             0.8%            68.35        August 31, 1999                   15,692
Larry A. Roos            736             0.7%            57.88      February 28, 1999                   11,770
                         623             0.6%            68.35        August 31, 1999                   11,765
Daniel R. DiMicco        736             0.7%            57.88      February 28, 1999                   11,770
                         623             0.6%            68.35        August 31, 1999                   11,765

                                10% ANNUAL
                               STOCK PRICE
NAME                           APPRECIATION
F. Kenneth Iverson               $ 51,980
                                   51,994
Samuel Siegel                      39,011
                                   39,016
John D. Correnti                   34,665
                                   34,676
Larry A. Roos                      26,008
                                   25,997
Daniel R. DiMicco                  26,008
                                   25,997

NOTE
119 key employees, including senior officers, participate in Nucor's Incentive Stock Option Plans, pursuant to which stock options are granted at 100% of the market value on the date of grant. During 1994, key employees, other than the above-named senior officers, were granted stock options for 88,937 shares (91% of the total stock options granted to all employees), at the same exercise prices and expiration dates as the above-named senior officers. The potential realizable value of stock options granted to these other key employees was $1,539,491 at 5% annual stock price appreciation and $3,401,871 at 10% annual stock price appreciation.
                         STOCK OPTION EXERCISES IN 1994
                   AND YEAR-END 1994 STOCK OPTION DATA (NOTE)

                                                                                                            "VALUE" OF
                                                                                                            UNEXERCISED
                                                                                                            IN-THE-MONEY
                                                                                                               STOCK
                                                                              NUMBER OF UNEXERCISED         OPTIONS
                                                                                  STOCK OPTIONS             AT YEAR-END
                              STOCK OPTIONS EXERCISED IN 1994                   AT YEAR-END 1994               1994
NAME                   SHARES ACQUIRED          "VALUE" REALIZED          EXERCISABLE     UNEXERCISABLE     EXERCISABLE
F. Kenneth Iverson            none                      none                 19,237           1,246          $ 503,472
Samuel Siegel                8,724                  $423,847                 13,792             935            354,830
John D. Correnti              none                      none                 14,705             831            415,015
Larry A. Roos                5,016                   240,728                 12,127             623            353,525
Daniel R. DiMicco             none                      none                  2,665             623             21,870

NAME                 UNEXERCISABLE
F. Kenneth Iverson        none
Samuel Siegel             none
John D. Correnti          none
Larry A. Roos             none
Daniel R. DiMicco         none

NOTE
"Value" (as defined by the rules of the Securities and Exchange Commission) is the excess of the market price over the exercise price. During 1994, key employees, other than the above-named senior officers, acquired 139,037 shares on exercise of stock options, with a "value" realized of $6,130,195. At year-end 1994, these other key employees had 510,853 unexercised stock options, 471,244 of which were exercisable and 39,609 were unexercisable. At year-end 1994, these other key employees had unexercised in-the-money stock options, with a "value" of $12,337,916 for exercisable stock options (no "value" for unexercisable stock options).
                                       4

           BOARD OF DIRECTORS REPORT ON SENIOR OFFICERS COMPENSATION
  Nucor's senior officers compensation program is significantly oriented towards Nucor's Senior Officers Cash and Stock Incentive Compensation Plans. These Senior Officers Incentive Plans directly link Nucor's performance and the senior officers compensation. All of Nucor's senior officers, including the chief executive officer, participate in the Senior Officers Incentive Plans. These Senior Officers Incentive Plans began in 1966 and are based solely on Nucor's profitability, with a portion of each year's pre-tax earnings in excess of an earnings base payable to senior officers, partly in cash and partly in stock. The cash and stock are allocated for each year to senior officers according to base salary. Nucor's Board of Directors reviews national surveys of the base salaries and total compensation of chief executive officers and senior officers in manufacturing companies with sales comparable to Nucor. Nucor's Board of Directors then sets the base salaries of Nucor's chief executive officer and senior officers at a low level compared with the median for comparable positions in such other manufacturing companies. Nucor's Board of Directors then also sets the earnings base for the Senior Officers Incentive Plans (below which nothing is payable), taking into consideration Nucor's growth, profitability and capital. Since the inception of the Senior Officers Incentive Plans in 1966, this earnings base (below which nothing is payable) has been increased fifteen times, from $500,000 to the present $126,500,000.
  All of Nucor's 119 key employees, including senior officers, participate in Nucor's Incentive Stock Option Plans. Under these Incentive Stock Option Plans, stock options are granted at 100% of the market value on the date of grant. Stock option grants to Nucor's chief executive officer and senior officers are substantially below the median for comparable positions in manufacturing companies with sales comparable to Nucor. The dollar amount of options granted is established by Nucor's Board of Directors for the various positions held by key employees. These Incentive Stock Option Plans provide incentive for all key employees, including the chief executive officer and senior officers, by further identifying their interests with those of Nucor's stockholders, since these key employees benefit only if Nucor's stockholders benefit by increases in Nucor's stock price.
  Nucor's senior officers do not participate in Nucor's Profit Sharing Plans. Nucor's senior officers do not participate in any pension plan.
  Nucor has received commendations for its long-term policy (more than 25 years) of linking senior officers compensation to Nucor's performance. Since Nucor's present management was elected in late 1965, Nucor's sales have increased 13,000%; Nucor's net earnings have increased 358,000%; Nucor's stockholders' equity has increased 147,000%; and the total market value of Nucor's common stock has increased 32,000%. Nucor's entire Board of Directors, which performed the functions of determining senior officers compensation and rendering this report, consisted of the following: H. David Aycock, John D. Correnti, James W. Cunningham, F. Kenneth Iverson, and Samuel Siegel.
                            STOCK PERFORMANCE GRAPH
                                                This graphic comparison assumes
                                              the investment of $100 in Nucor
                                              Common Stock, $100 in the S&P 500
                                              Index, and $100 in the S&P Steel
                                              Group Index, all at year-end 1989.
                                              The resulting cumulative total
                                              return assumes that cash dividends
                                              were reinvested. Nucor Common
                                              Stock comprised 36% of the S&P
                                              Steel Group Index at year-end 1994
                                              (22% at year-end 1989).


(Plot Points of Performance Graph)

                           STOCK PERFORMANCE GRAPH

         Comparison of Five Year Cumulative Return

Measurement Period            Nucor         S&P 500    S&P Steel Group
       (year)              Corporation       Index
       1989                 100.00          100.00       100.00
       1990                 103.70           96.90        84.15
       1991                 150.45          126.42       103.41
       1992                 265.20          136.05       135.29
       1993                 359.87          149.76       178.02
       1994                 377.07          151.74       173.14

                       PROPOSAL 2 -- STOCKHOLDER PROPOSAL
  Nucor's Board of Directors recommends that Nucor's stockholders vote AGAINST the following stockholder proposal.
  A stockholder (name, address, shares held, available on request) has submitted the following stockholder proposal and supporting statement:
                              STOCKHOLDER PROPOSAL
     WHEREAS, all the members of the Company's Board of Directors are white men; and
     WHEREAS, there are many women and minority group members who are qualified to serve on the Board; and
     WHEREAS, the Company's shareholders, customers, employees and the community include significant and growing number of women and minorities; and WHEREAS, the Company could benefit from having a Board that is diversified by race and sex because of the perspectives, opinions and experience that women and minorities bring to the varied interests and concerns of the Company and its shareholders, customers and employees; and
     WHEREAS, in a competitive environment, a board that does not reflect the diversity of the Company's employees, shareholders, customers and the community where it operates could have a negative economic impact on the Company's operations;
     RESOLVED, that the shareholders request that the Company's Board of
     Directors: Adopt an active policy to seek qualified women and minority candidates for nomination to the Board of Directors, set a timetable for implementing that policy, and report to the shareholders about what the new policy has achieved at the next annual meeting.
                          STOCKHOLDER SUPPORTING STATEMENT
          In order to represent the Company's shareholders effectively and respond to the needs of its customers, employees and the community, we believe the Board of Directors should be composed of qualified individuals who reflect diversity of experience, age, gender and race. Although all current Board members may be highly qualified, the arguably limited perspective of an exclusive Board could impede its ability to act in the best economic interests of the Company and its shareholders.
          We believe the Company might find it difficult to compete successfully in our increasingly diverse society if its Board does not reflect that diversity but rather appears to be selected exclusively from only one group in that society. We believe the Company should therefore respond to the needs of its shareholders and all others it represents, including the customers upon whom the Company depends for its economic success, by seeking diversity on its board.
          NUCOR'S BOARD OF DIRECTORS' RESPONSE TO STOCKHOLDER PROPOSAL
  For the following reasons, Nucor's Board of Directors recommends that Nucor's stockholders vote AGAINST the stockholder proposal:
  Nucor's policy has always been to provide equal opportunity in its employment practices.
  Unlike other companies who maintain large boards of directors, Nucor has taken a different approach. To maintain effectiveness and efficiency, the number of directors has ranged from four to six and is presently five.
  Individuals are selected for nomination to Nucor's small Board based on their knowledge of Nucor and the industry in which it operates. The individuals currently on Nucor's Board bring a collective 139 years of experience with Nucor to bear in fulfilling their duties.
  The success of Nucor under the guidance of its small Board is well documented. Since 1965, the year present management was elected, Nucor's sales have increased 13,000%; net earnings have increased 358,000%; stockholders' equity has increased 147,000%; and the total market value of Nucor's common stock has increased 32,000%.
  The stockholder proposal (1) is inappropriately restrictive; (2) would unduly limit Nucor in its selection of directors; and (3) would clearly be detrimental to the best interests of Nucor and its stockholders.
  NUCOR'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE AGAINST THE STOCKHOLDER PROPOSAL. Unless otherwise specified, proxies will be voted AGAINST the stockholder proposal.
                                 OTHER MATTERS
  Nucor's Board of Directors does not intend to present any matters to the meeting other than as set forth above, and knows of no other matter to be brought before the meeting. However, if any other matter comes before the meeting, or any adjournment, it is intended that the persons named in the enclosed proxy will vote such proxy according to their best judgement.
                                By order of Nucor's Board of Directors,
                                                     F. KENNETH IVERSON
March 24, 1995                     Chairman and Chief Executive Officer